Exhibit (a)(5)(A)

Blue Ridge Real Estate Company

November 25, 2013

Dear Shareholder:

Blue Ridge Real Estate Company is offering to purchase all of the shares of common stock held by its existing shareholders holding 99 or fewer shares, subject to the terms set forth in the enclosed offer to purchase and the related letter of transmittal.  The price paid by Blue Ridge will be $11.00 per share.  In addition to the purchase price, Blue Ridge is offering each tendering holder of 99 or fewer shares a bonus of $100 upon completion of the offer for properly executed tenders of all shares beneficially owned by such holder.

The terms and conditions of the tender offer are explained in detail in the enclosed offer to purchase and the related letter of transmittal.  We encourage you to read these materials carefully before making any decision with respect to the tender offer.  The instructions on how to tender shares are also explained in detail in the accompanying materials.

Our board of directors has approved the tender offer.  However, none of Blue Ridge, our board of directors or the information agent is making any recommendation to you as to whether you should tender or refrain from tendering your shares.  You should make your own decision based on your views as to the value of Blue Ridge shares and Blue Ridge’s prospects, as well as your liquidity needs, investment objectives and other individual considerations.  You should discuss whether to tender your shares with your broker or other financial or tax advisor.

THE TENDER OFFER WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON JANUARY 17, 2014, UNLESS EXTENDED BY US.

Blue Ridge was formerly party to a Security Combination Agreement with Big Boulder Corporation, a Pennsylvania corporation (“Big Boulder”), pursuant to which the shares of Big Boulder could only be transferred with an equal number of shares of Blue Ridge, and vice versa.  On October 31, 2013, Big Boulder merged with and into Blue Ridge, and pursuant to the merger (i) each issued and outstanding common share of Big Boulder was canceled and converted automatically into the right to receive one post-merger Blue Ridge common share; (ii) each issued and outstanding common share of Blue Ridge was canceled and converted automatically into the right to receive one post-merger Blue Ridge common share; (iii) Blue Ridge adopted Amended and Restated Articles of Incorporation which set forth, among other things, that (x) the number of authorized shares of common stock of Blue Ridge increased to 6,000,000, (y) the shares of Blue Ridge are uncertificated, and (z) immediately after the merger effective time, every two outstanding post-merger Blue Ridge common shares were combined into and automatically became one post-merger Blue Ridge common share.  All shareholders of Blue Ridge must tender their Blue Ridge and Big Boulder shares in order to exchange the shares for post-merger Blue Ridge common shares, in accordance with the letter of transmittal and instructions sent to shareholders in connection with the merger on or about October 31, 2013.  If you are also eligible to tender your shares in this offer and wish do to so, you should comply with the instructions for tendering your shares both in connection with the merger and in this offer.

If you have any questions regarding the tender offer or need assistance in tendering your shares, you may contact Morrow & Co., LLC, the information agent for the tender offer, at (800) 662-5200.  Requests for additional copies of the offer to purchase, the letter of transmittal or the notice of guaranteed delivery may also be directed to the information agent.

Sincerely,

/s/ Christine A. Liebold

Christine A. Liebold

Secretary

Enclosures